GRAND TOYS INTERNATIONAL LIMITED

CONTACT:

Room UG 202, Floor UG2, Chinachem Plaza

Tania M. Clarke

77 Mody Road, Tsimshatsui East,

Vice President of Finance

Kowloon,

Hong Kong

(514) 685-2180, ext. 233

(NASDAQ: GRIN)

www.grand.com

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES ANNUAL GENERAL MEETING RESULTS AND SECURITIES ISSUANCES

Hong Kong – April 19, 2005 – Grand Toys International Limited (NASDAQ: GRIN) today announced the results of its Annual General Meeting held on Friday, April 15, 2005.  At the meeting, all matters submitted to the shareholders were overwhelmingly approved, including the following:

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The approval of Grand’s consolidated financial statements for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, as audited by Deloitte Touche Tohmatsu;

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The re-election as directors of Grand of Henry Hai Lin Hu and Elliot L. Bier, and the election as directors of David J. Fremed, Allen S. Perl and Douglas Van.  Messrs. Perl and Van were nominated for election by Centralink Investments Limited;

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The adoption of the Grand Toys International Limited 2004 Stock Option Plan and the ratification of payments and options granted to the directors and an executive officer in 2004.

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The appointment of Deloitte Touche Tohmatsu as independent public accountants of Grand to audit and report on the consolidated financial statements of Grand for the fiscal year ending 31st December, 2005;

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The approval of the issuance of 2,000,000 Series A Preference Shares to Centralink Investments Limited in exchange for Grand’s Exchangeable Note in the aggregate principal amount of US$7,675,000 and the issuance of Grand ADSs upon any subsequent conversion of the Series A Preference Shares into Grand ADSs; and

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The approval of amendments to the Articles of Association of Grand, including provisions requiring directors to retire at each Annual General Meeting and increasing the maximum size of the Board of Directors from five to ten persons.

Biographical information on Centralink’s two nominees to the Board is set forth below:

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Allen S. Perl, CPA (age 45)—Mr. Perl is currently the managing partner of Perl, Grossman & Associates, LLP a public accounting firm in Lake Success, New York.  Mr. Perl’s firm specializes in closely held corporations and high net worth individuals. From 1982 to 2002, Mr. Perl practiced accounting at the firm of Kafitin & Negrin, CPAs, most recently as the managing partner.  In addition to his accounting practice, Mr. Perl serves as the President of the Board of Directors of Nassau Suffolk Services for Autism, a 501(c)(3) dealing with children with autism and their families.  Mr. Perl is a certified public accountant with a Bachelor of Science degree in economics from State University of New York at Albany, and graduate work in the field of accounting from Adelphi University.

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Douglas Van (age 48)—Mr. Van has, since 1988, operated a venture company and acted in a capacity of advisor, fund raiser, project financing, asset management and investor for projects and ventures ranging from real estate in the United States and China to manufacturing projects in China across different industries.   Until 1988, Mr Van worked for Exxon Chemicals in Hong Kong and the United States in various disciplines ranging from Sales and Marketing, Plant operations and Research and Department.  Mr. Van attended Wah Yan College in Hong Kong before attending McGill University in Montreal, Canada, where he received a BS in Chemical Engineering.  Mr. Van also has an MBA from University of Michigan, Ann Arbor.

Immediately after the Meeting, Centralink exchanged the Exchangeable Note for 2,000,000 Series A Preference Shares.  Accrued interest on the Exchangeable Note from March 1, 2005, the date of issuance, totalled US$145,089.04.  In accordance with the subscription agreement for the Exchangeable Note, in lieu of payment of the accrued interest in cash, Centralink agreed to accept 52,175 Grand ADSs.  The number of Grand ADSs was determined using a price of US$2.7808 per share, which was the average closing price of Grand’s ADSs on the Nasdaq SmallCap Market for the 40 trading days ending on April 14, 2005.

About Grand Toys International Limited:  Grand Toys International Limited is a newly reorganized International company resulting from the acquisition of Playwell International Limited in August 2004.  Grand Toys, through its U.S. and foreign operating subsidiaries, develops, distributes and supervises the out-sourced manufacturing of toy and toy related products throughout the world. Grand Toys’ operating subsidiaries have been in continuous operation for up to 44 years. Grand Toys' strategy is to grow by expanding its proprietary products, adding licenses and by acquiring complementary companies. Grand Toys' goal is to become a leading manufacturer, developer, marketer and distributor of toy and toy related products throughout the world.

Additional information can be sourced on Grand at www.grand.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward- looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited